UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

                        NAB Asset Corp. (NABDV)
                             (Name of Issuer)

                 Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                           CUSIP No. 628712101
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                            June 6, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     192,783

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     192,783

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     192,783

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     175,695

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     175,695

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     175,695

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     44,918

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     44,918

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     44,918

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     61,002

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     61,002

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     61,002

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.2%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     99,458

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     99,458

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     99,458

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.0%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     474,398

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     474,398

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     474,398

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.3%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power


     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D


CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D


CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     474,398

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     474,398

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     474,398

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D


CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person


     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    11.3%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D
CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11   Aggregate Amount Beneficially Owned By Each Report-
ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D


CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.3%

14   Type of Reporting Person*

     IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

    -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 628712101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     573,856

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     573,856

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     573,856

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    11.3%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

          This Amendment No. 7 to Schedule 13D amends the
Schedule 13D initially filed on August 14, 1991 (collec-tively, with all amendments thereto, the "Schedule 13D") and reports a recent reorganization of beneficial ownership of certain of the Reporting Persons, and the exchange of shares of Common Stock for new shares of Common Stock ("New Common Stock"), a cash payment, and an interest in a liquidating trust as described in the Company's Proxy Statement/Prospectus and as announced by the Company on June 6, 1996. This Amendment No. 7 constitutes an initial statement for newly-formed entities, as more fully set forth herein.

     Item 2.  Identity and Background

          Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the shares of New Common Stock
held by it; (ii) Farallon Capital Institutional Partners,
L.P., a California limited partnership ("FCIP"), with
respect to the shares of New Common Stock held by it:
(iii) Farallon Capital Institutional Partners II, L.P.,
a California limited partnership ("FCIP II"), with
respect to the shares of New Common Stock held by it;
(iv) Tinicum Partners, L.P., a New York limited partner-
ship ("Tinicum"), with respect to the shares of New
Common Stock held by it; (v) Farallon Capital Management,
Inc., a Delaware corporation; (vi) Farallon Capital
Management, L.L.C., a Delaware limited liability company
("FCMLLC"), with respect to the shares of New Common
Stock held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts");  (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
PAGE

("FPLLC") with respect to the shares of New Common Stock held by each of the entities named in (i) through (iv) above; (viii) each of David I. Cohen ("Cohen"), Joseph F.
Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B.
Fremder ("Fremder"), William F. Mellin ("Mellin"),
Stephen L. Millham ("Millham"), Meridee A. Moore
("Moore") and Thomas F. Steyer ("Steyer"), with respect to the shares of New Common Stock held by each of the entities named in (i) through (iv) and (vi) above; (ix)
Fleur E. Fairman ("Fairman") with respect to the shares of New Common Stock held by each of the entities named in
(i) through (iv) above; and (x) Eric M. Ruttenberg
("Ruttenberg").

     As of April 1, 1996, FCMLLC succeeded Farallon
Capital Management, Inc. as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, Farallon
Capital Management, Inc. is no longer deemed a "benefi-cial owner" of any shares of New Common Stock. As of April 1, 1996, FPLLC succeeded Messrs. Steyer, Cohen,
Downes, Fish, Mellin, and Ruttenberg, and Mdmes. Fairman and Moore as General Partner of each FCP, FCIP, FCIP II and Tinicum (together, the Partnerships"). Because Mr.
Ruttenberg is neither a General Partner of the Partner-ships nor a managing member of either FPLLC or FCMLLC, he is no longer deemed a "beneficial owner" of any of the shares of New Common Stock. The name, principal business, state of incorporation, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the shares of New Common Stock reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such shares of New Common Stock, each of FPLLC and Fairman, as PAGE a managing member of FPLLC, may be deemed to the benefi-cial owners of all such shares of New Common Stock other than the Shares of New Common Stock owned by the Managed
Accounts, and FCMLLC may be deemed to be the beneficial owner of all such shares of New Common Stock owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such shares of New Common Stock.

          (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California 94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

          (c)  The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The princi-pal business of FCMLLC is that of a registered investment adviser.

          (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
PAGE

     Item 3.  Source and Amount of Funds and Other
Consideration.

          Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          The net investment cost (including commissions) is $325,321 for the 192,783 shares of New Common Stock held by FCP, $296,485 for the 175,695 shares of New
Common Stock held by FCIP, $75,799 for the 44,918 shares of New Common Stock held by FCIP II, $102,941 for the
61,002 shares of New Common Stock held by Tinicum and $167,836 for the 99,458 shares of New Common Stock held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

          The shares of New Common Stock held by FCP,
FCIP, FCIP II, Tinicum and the Managed Accounts will be held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of New Common Stock purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.
PAGE

     Item 5.  Interest in Securities of the Issuer.

          Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          A.   Farallon Capital Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 5,091,333 shares of New Common Stock reported by the Company to be outstanding in the Company's Proxy State-ment/Prospectus.

               (c)  The trading dates, number of shares
of New Common Stock purchased or sold and the price per Share for all transactions in the shares of New Common
Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference. On June
6, 1996, the Company announced the completion of a merger with CPS Investing Corp., whereby each outstanding share of Common Stock will be exchanged for .75 shares of New
Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred. All transactions after June
6, 1996 were open-market transactions on a when-issued basis.

               (d)  The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the shares of New Common Stock.

               (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

               (c)  The trading dates, number of shares
of New Common Stock purchased or sold and the price per Share for all transactions in the shares in the last 60 days are set forth on Schedule B hereto and are incorpo-rated herein by reference. On June 6, 1996, the Company announced the completion of a merger with CPS Investing
Corp., whereby each outstanding share of Common Stock will be exchanged for .75 shares of New Common
PAGE

Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred. All transactions after June 6, 1996 were open-market transactions on a when-issued basis.

               (d)  The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the shares of New Common Stock.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners
II, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

               (c)  The trading dates, number of shares
of New Common Stock purchased or sold and the price per Share for all transactions in the shares of New Common
Stock in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference. On June
6, 1996, the Company announced the completion of a merger with CPS Investing Corp., whereby each outstanding share of Common Stock will be exchanged for .75 shares of New
Common Stock, $3.64 in cash, and a unit in a liquidating trust to which all non-cash assets of the Company will be transferred. All transactions after June 6, 1996 were open-market transactions on a when-issued basis.

                (d)  The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the shares of New Common Stock.

                (e)  Not applicable.

          D.   Tinicum Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 the cover page hereto for
Tinicum is incorporated herein by reference.

               (c)  The trading dates, number of shares
of New Common Stock purchased or sold and the price per Share for all transactions in the shares of New Common
Stock in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. On June
6, 1996, the Company announced the completion of a merger with CPS Investing Corp., whereby each outstanding share of
PAGE

Common Stock will be exchanged for .75 shares of Common
Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred. All transactions after June 6, 1996 were open-market transactions on a when-issued basis.

               (d)  The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the shares of New Common Stock.

               (e)  Not applicable.

          E.   Farallon Capital Management, Inc.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Farallon Capital Management, Inc. is incorporated herein by reference.

               (c)  None.

               (d)  None.

               (e)  April 1, 1996.

          F.   Farallon Capital Management, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c)  The trading dates, number of shares
of New Common Stock purchased or sold and the price per Share for all transactions in the shares of New Common
Stock by the Managed Accounts in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. On June 6, 1996, the Company announced the completion of a merger with CPS Investing Corp., whereby each outstanding share of Common Stock will be exchanged for .75 shares of Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred. All transac-tions after June 6, 1996 were open-market transactions on a when-issued basis.

               (d)  FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the shares of New Common Stock held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, PAGE

Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

               (e)  Not applicable.

          G.   Farallon Partners, L.L.C.

               (a), (b)  The information set forth in
rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the shares of New Common Stock. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and
Moore are managing members of FPLLC.

               (e)  Not applicable.

          H.   David I. Cohen

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          I.   Joseph F. Downes

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.
PAGE

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

               J.   Fleur E. Fairman

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. Ms. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          K.   Jason M. Fish

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.
PAGE

          L.   Andrew B. Fremder

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          M.   William F. Mellin

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          N.   Stephen L. Millham

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an PAGE investment adviser, has the power to direct the disposi-tion of the proceeds from the sale of shares of New
Common Stock held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Meridee A. Moore

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affair of the Partnerships, including the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of New Common Stock held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          P.   Eric M. Ruttenberg

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

               (c)  None.

               (d)  None.

               (e)  April 1, 1996.

          Q.   Thomas F. Steyer

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the shares of New Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from
PAGE
the sale of the shares of New Common Stock held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          The ownership of the shares of New Common Stock reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities.
Each of Cohen, Downes, Fremder, Fish, Mellin, Millham,
Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such shares of New Common Stock, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the benefi-cial owners of all such shares of New Common Stock other than the shares of New Common Stock owned by the Managed
Accounts, and FCMLLC may be deemed to be the beneficial owner of all such shares of New Common Stock owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such shares of New Common Stock.

     Item 7.  Materials to be Filed as Exhibits.

           There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 3, 1996





                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General
                    Partner of FARALLON CAPITAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                    Senior Managing Member



                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer,
                    Chairman


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for
                    each of David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, Meridee A. Moore,
                    and Eric M. Ruttenberg.
PAGE

                        ANNEX 1

          Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:

(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Serves as investment adviser to various
managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior
Managing Member, David I. Cohen, Joseph H. Downes,
Jason M. Fish, Andrew B. Fremder, William F. Mellin,
Stephen L. Millham and Meridee A. Moore, Managing
Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
Senior Managing Member, David I. Cohen, Joseph H.
Downes, Fleur E. Fairman, Jason M. Fish, Andrew B.
Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

     3.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  South African Citizen

     4.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen
PAGE

     5.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners,
L.L.C.
          (d)  United States Citizen

     6.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen

     7.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen

     8.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen

     9.   (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen

     10.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
          (d)  United States Citizen

PAGE

     11.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
Partners, L.L.C.; Senior Managing Member of Farallon
Capital Management, L.L.C.
          (d)  United States Citizen

PAGE

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13D-(f)(1)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13d shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     Dated:  July 3, 1996

                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of FARALLON CAPITAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                    Senior Managing Member

                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman

                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    David I. Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham,
                    Meridee A. Moore, and Eric M.
                    Ruttenberg.
PAGE

                      SCHEDULE A


           FARALLON CAPITAL PARTNERS, L.P.


                    NO. OF SHARES                PRICE
                    OF COMMON STOCK           PER SHARE
TRADE DATE           EXCHANGED("E")          (including
                                             commission)



06/06/96                 281,711(E)                    *





                  NO. OF SHARES OF NEW
                  COMMON STOCK RECEIVED          PRICE
                     IN EXCHANGE ("R")        PER SHARE
TRADE DATE             OR SOLD ("S")         (including
                                             commission)


06/06/96                 211,283(R)               *
06/07/96                  18,500(S)             $1.78










____________________
* On June 6, 1996, the Company announced that each share of Common Stock will be exchanged for .75 shares of New Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred.

PAGE

                      SCHEDULE B


    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



                    NO. OF SHARES                PRICE
                    OF COMMON STOCK           PER SHARE
TRADE DATE           EXCHANGED("E")         (including
                                             commission)



06/06/96                 256,663(E)                *





                  NO. OF SHARES OF NEW
                  COMMON STOCK RECEIVED          PRICE
                     IN EXCHANGE ("R")          PER SHARE

TRADE DATE            OR SOLD ("S")          (including
                                              commission)





06/06/96                 192,496(R)                *
06/07/96                  16,800(S)              $1.78







____________________
* On June 6, 1996, the Company announced that each share of Common Stock will be exchanged for .75 shares of New Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred.
PAGE

                      SCHEDULE C


   FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.



                    NO. OF SHARES                PRICE
                    OF COMMON STOCK           PER SHARE
TRADE DATE           EXCHANGED("E")          (including
                                             commission)



06/06/96                 65,625(E)                *





                  NO. OF SHARES OF NEW
                  COMMON STOCK RECEIVED          PRICE
                     IN EXCHANGE ("R")         PER SHARE
TRADE DATE            OR SOLD ("S")          (including
                                             commission)




06/06/96                  49,218(R)                  *
06/07/96                   4,300(S)               $1.78








____________________
* On June 6, 1996, the Company announced that each share of Common Stock will be exchanged for .75 shares of New Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred.
PAGE

                      SCHEDULE D


                TINICUM PARTNERS, L.P.




                    NO. OF SHARES                PRICE
                    OF COMMON STOCK           PER SHARE
TRADE DATE           EXCHANGED("E")          (including
                                             commission)



06/06/96                 89,070(E)                *





                  NO. OF SHARES OF NEW
                  COMMON STOCK RECEIVED          PRICE
                     IN EXCHANGE ("R")       PER SHARE
TRADE DATE             OR SOLD ("S")        (including
                                             commission)




06/06/96                  66,802(R)               *
06/07/96                   5,800(S)              $1.78







____________________
* On June 6, 1996, the Company announced that each share of Common Stock will be exchanged for .75 shares of New Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred.
PAGE

                      SCHEDULE E


           FARALLON CAPITAL MANAGEMENT INC.




                    NO. OF SHARES                PRICE
                    OF COMMON STOCK           PER SHARE
TRADE DATE           EXCHANGED("E")          (including
                                             commission)



06/06/96                 97,311(E)                *
06/06/96                 48,100(E)                *




                  NO. OF SHARES OF NEW
                  COMMON STOCK RECEIVED          PRICE
                     IN EXCHANGE ("R")         PER SHARE
TRADE DATE             OR SOLD ("S")          (including
                                              commission)





06/06/96                  72,983(R)                    *

06/07/96                   6,400(S)                 $1.78

06/06/96                  36,075(R)                    *

06/07/96                   3,200(S)                 $1.78




____________________
* On June 6, 1996, the Company announced that each share of Common Stock will be exchanged for .75 shares of New Common Stock, $3.64 in cash, and an interest in a liquidating trust to which all non-cash assets of the Company will be transferred.